Canada Goose Reports First Quarter Fiscal 2025 Results
First quarter revenue increased 4% to $88.1M

Toronto - August 1, 2024 – Canada Goose Holdings Inc. (NYSE, TSX: GOOS) announced today financial results for the first quarter of fiscal 2025, which ended June 30, 2024. All amounts are in Canadian dollars unless otherwise indicated.

“Canada Goose had a solid start to the year, as our Spring-Summer 2024 collection attracted new and existing customers to shop in our stores and online, contributing to revenue growth in our first quarter, which was especially robust in the Asia Pacific region,” said Dani Reiss, Chairman and CEO of Canada Goose. “I’m encouraged by the early progress we made across our fiscal 2025 key operating imperatives, evolving our brand and product, welcoming our first-ever Creative Director, Haider Ackermann, advancing our retail execution plans, and introducing new ways of working to inspire greater operating discipline and efficiencies across the organization.”

First Quarter Fiscal 2025 Business Highlights:
During the first quarter of fiscal 2025, we progressed initiatives across our three key operating imperatives: setting the foundation for brand and product evolution, implementing best-in-class retail execution, and simplifying and focusing the way we operate internally. Notable highlights were as follows:
•Announced Haider Ackermann, our first-ever Creative Director, along with the launch of his inaugural design, the Polar Bears International Hoodie and related brand campaign, which marked our most successful brand campaign results in our company’s history generating more than double the earned media impressions compared to our previously most successful campaign.
•Launched our Spring-Summer 2024 collection, featuring several lightweight styles suited for the wetter and warmer seasons. We also introduced the Vancouver Rain Boot, our very first rain boot, further expanding our category of functional and stylish footwear.
•Grew our apparel, wind wear, and footwear product sales year-over-year in the first quarter of fiscal 2025, with share of revenue and units sold across these product lines expanding within the overall mix in our DTC and wholesale channels.

Subsequent to First Quarter Fiscal 2025
•Opened two permanent stores in July in Wuhan, Mainland China and in Cotai, Macau, bringing our total permanent store count to 70.
•Published our fiscal 2024 ESG Report, which provides an update on the progress of our Sustainable Impact Strategy to achieve our purpose of keeping the planet cold and the people on it warm. Highlights were as follows:
◦Progressed our carbon emissions reduction initiatives toward achieving our Net Zero target, improving our manufacturing and building efficiencies and investing in carbon offsets and renewable energy certificates, which resulted in a 6% decrease in Scope 1 and 2 emissions in fiscal 2024 compared with fiscal 2023.
◦Continued to source more responsible materials, increasing the amount of Preferred Fibre and Materials sourced for domestically manufactured products in fiscal 2024 compared with fiscal 2023, and reached 100% of products made in Canada in fiscal 2024 being PFAS-free.

First Quarter Financial Highlights1:

▪Total revenue increased 4% to $88.1m compared to the same period in the prior year, up 3% on a constant currency basis2.
•DTC revenue grew 13% to $63.1m, up 12% on a constant currency basis2, driven by strong retail sales in Asia Pacific. DTC comparable sales3 decreased 4.4% year-over-year.

•Wholesale revenue decreased (41)% to $16.0m or (42)% on a constant currency basis2 due to a planned lower order book resulting from fewer orders from existing customers compared to the same period in the prior year and the continued optimization of wholesale relationships as we elevate the quality of our partners in this sales channel.

•Other revenue increased $7.1m to $9.0m due to incremental revenue from the knitwear facility we acquired in third quarter fiscal 2024, higher employee sales, and friends and family sales, which is aimed at exiting slow-moving and discontinued inventory.

▪Gross profit decreased (5)% to $52.6m, compared to the same prior year period. Gross margin for the quarter was 59.7% compared to 65.1% in the first quarter of fiscal 2024 primarily due to lower margin revenue contribution from our European manufacturing facility that we acquired in the third quarter of fiscal 2024 and a higher proportion of non-Heavyweight down revenue within the product mix.

▪Selling, general and administrative (SG&A) expenses were $149.5m, compared to $154.9m in the prior year period. The reduction in SG&A was primarily due to cost savings resulting from the workforce reductions implemented in fiscal 2024 and costs incurred associated with the Transformation Program in fiscal 2024 that did not repeat in first quarter of fiscal 2025, partially offset by an increase in expenses related to the expansion of our global retail network.

▪Operating Loss was $(96.9)m, compared to $(99.7)m in the prior year period.

▪Adjusted EBIT4 was $(96.0)m, compared to $(91.1)m in the prior year period.

▪Net loss attributable to shareholders was $(77.4)m, or $(0.80) per basic share, compared with a net loss attributable to shareholders of $(81.1)m, or $(0.78) per basic share in the prior year period.

▪Adjusted net loss attributable to shareholders4 was $(76.1)m, or $(0.79) per basic share, compared with an adjusted net loss attributed to shareholders of $(73.1)m, or $(0.70) per basic share in the prior year period.

Balance Sheet Highlights

Inventory of $484.3m for the first quarter ended June 30, 2024, was 7% lower compared to the first quarter fiscal 2024 ended July 2, 2023, with finished goods inventory declining 7% over the same comparable period due to a combination of sales through our DTC, Wholesale, and Other channels and reducing production levels.

The company ended the first quarter of fiscal 2025 with net debt4 of $765.9m, compared with $711.9m at the end of the first quarter of fiscal 2024. This net debt position includes borrowings on our revolving facility which is seasonally typical for us as we build inventory to prepare for our peak selling season.

1 Comparisons to first quarter ended July 2, 2023.
2 Constant currency revenue is a non-IFRS financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for more information.
3 DTC comparable sales growth is a supplementary financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.
4 Adjusted EBIT, adjusted net loss attributable to shareholders of the Company, and net debt are non-IFRS financial measures, and Adjusted EBIT margin, and adjusted net loss per basic share attributable to the shareholders of the Company are non-IFRS financial ratios. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for more information.

Fiscal 2025 Outlook5

The outlook that follows constitutes “financial outlook” and “forward-looking information” within the meaning of applicable securities laws, and is based on a number of assumptions and subject to a number of risks. The purpose of this outlook is to provide a description of management's expectations regarding the Company's annual financial performance and may not be appropriate for other purposes. Actual results could vary materially as a result of numerous factors, including certain risk factors, many of which are beyond the company’s control. Please see "Forward-looking Statements" below for more information.

Canada Goose is maintaining the fiscal 2025 guidance issued with fourth quarter and fiscal 2024 results published on May 16, 2024. As disclosed previously, we continue to expect:

•Total revenue to grow in the low-single-digits year-over-year, with an approximate 25%/75% distribution split between 1H and 2H of fiscal 2025, respectively, which is relatively consistent with fiscal 2024.
◦DTC comparable sales growth in the low-single-digits year-over year, and incremental revenue from three new stores and four concession-based shop-in-shops to contribute to DTC revenue growth.
◦An average mid-single digit percentage pricing increase over fiscal 2024.
◦A 20% year-over-year decrease in wholesale revenue due to a tightening of our wholesale order book to largely offset the benefit contributed by DTC revenue growth and the planned pricing increase.
•Consolidated gross margin percentage to be similar to fiscal 2024.
•As a result of the above, non-IFRS adjusted EBIT margin to expand by approximately 100 basis points compared to fiscal 2024.
•Non-IFRS adjusted net income per diluted share to grow by a mid-teen percentage year-over-year.
•Weighted average diluted shares outstanding of approximately 99m for fiscal 2025.

Our fiscal 2025 financial outlook continues to assume global consumer spending to be pressured amid persistently high interest rates and geopolitical uncertainty. Within our business, we assume continued operational discipline and execution of initiatives focused on delivering further cost efficiencies.

Conference Call Information
The Company will host the conference call at 8:30 a.m. EDT on August 1, 2024. The conference call can be accessed by using the following link: https://events.q4inc.com/attendee/206596839. After registering, an email will be sent including dial-in details and a unique conference call pin required to join the live call. A live webcast of the conference call will also be available on the investor relations page of the Company's website at http://investor.canadagoose.com.

About Canada Goose
Canada Goose is a performance luxury outerwear, apparel, footwear and accessories brand that inspires all people to thrive in the world outside. We are globally recognized for our commitment to Canadian manufacturing and our high standards of quality, craftsmanship and functionality. We believe in the power of performance, the importance of experience, and that our purpose is to keep the planet cold and the people on it warm. For more information, visit www.canadagoose.com.
Cautionary Note Regarding Forward-Looking Statements
This press release contains forward-looking statements, including statements relating to our fiscal 2025 financial outlook, the related assumptions included herein, the execution of our proposed strategy, and our operating performance and prospects. These forward-looking statements generally can be identified by the use of words such as “believe,” “could,” “continue,” “expect,” “estimate,” “may,” “potential,” “would,” “will,” and other words of similar meaning. Each forward-looking statement contained in this press release is subject to substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement. Applicable risks and uncertainties include, among others, the impact on our operations of the current global economic conditions and their evolution and are discussed under “Cautionary Note regarding Forward-Looking
5The Company is not able to provide, without unreasonable effort, a reconciliation of the guidance for non-IFRS adjusted EBIT and non-IFRS adjusted net income per diluted share to the most directly comparable IFRS measure because the Company does not currently have sufficient data to accurately estimate the variables and individual adjustments included in the most directly comparable IFRS measure that would be necessary for such reconciliations, including (a) income tax related accruals in respect of certain one-time items (b) the impact of foreign currency exchange and (c) non-recurring expenses that cannot reasonably be estimated in advance. These adjustments are inherently variable and uncertain and depend on various factors that are beyond the Company's control and as a result it is also unable to predict their probable significance. Therefore, because management cannot estimate on a forward-looking basis without unreasonable effort the impact these variables and individual adjustments will have on its reported results in accordance with IFRS, we are unable to provide a reconciliation of the non-IFRS measures included in our fiscal 2025 guidance.

Statements” and “Factors Affecting our Performance” in our Management's Discussion and Analysis ("MD&A") as well as under “Risk Factors” in our Annual Report on Form 20-F for the year ended March 31, 2024. You are also encouraged to read our filings with the SEC, available at www.sec.gov, and our filings with Canadian securities regulatory authorities available on SEDAR+ at www.sedarplus.ca for a discussion of these and other risks and uncertainties. Investors, potential investors, and others should give careful consideration to these risks and uncertainties. We caution investors not to rely on the forward-looking statements contained in this press release when making an investment decision in our securities.

Although we base the forward-looking statements contained in this press release on assumptions that we believe are reasonable, we caution readers that actual results and developments (including our results of operations, financial condition and liquidity, and the development of the industry in which we operate) may differ materially from those made in or suggested by the forward-looking statements contained in this press release. Additional impacts may arise that we are not aware of currently. The potential of such additional impacts intensifies the business and operating risks which we face, and these should be considered when reading the forward-looking statements contained in this press release. In addition, even if results and developments are consistent with the forward-looking statements contained in this press release, those results and developments may not be indicative of results or developments in subsequent periods. As a result, any or all of our forward-looking statements in this press release may prove to be inaccurate. No forward-looking statement is a guarantee of future results. Moreover, we operate in a highly competitive and rapidly changing environment in which new risks often emerge. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. Consequently, all of the forward-looking information contained herein is qualified by the foregoing cautionary statements. You should read this press release and the documents that we reference herein completely and with the understanding that our actual future results may be materially different from what we expect. The forward-looking statements contained herein are made as of the date of this press release (or as of the date specifically indicated therein), and we do not assume any obligation to update any forward-looking statements except as required by applicable laws. For greater certainty, references herein to “forward-looking statements” include “forward-looking information” within the meaning of Canadian securities laws.

Investors: ir@canadagoose.com
Media: media@canadagoose.com

Condensed Consolidated Interim Statements of Loss
(in millions of Canadian dollars, except share and per share amounts)

	First quarter ended
	June 30, 2024	July 2, 2023
	$	$

Revenue	88.1	84.8
Cost of sales	35.5	29.6
Gross profit	52.6	55.2
Selling, general & administrative expenses	149.5	154.9
Operating loss	(96.9)	(99.7)
Net interest, finance and other costs	3.2	14.5
Loss before income taxes	(100.1)	(114.2)
Income tax recovery	(26.1)	(29.2)
Net loss	(74.0)	(85.0)

Attributable to:
Shareholders of the Company	(77.4)	(81.1)
Non-controlling interest	3.4	(3.9)
Net loss	(74.0)	(85.0)

Loss per share attributable to shareholders of the Company
Basic and diluted	$(0.80)	$(0.78)

Condensed Consolidated Interim Statements of Comprehensive Loss
(in millions of Canadian dollars, except per share amounts)

	First quarter ended
	June 30, 2024	July 2, 2023
	$	$
Net loss	(74.0)	(85.0)

Other comprehensive loss
Items that may be reclassified to earnings, net of tax:
Cumulative translation adjustment gain (loss)	5.4	(2.4)
Net (loss) gain on derivatives designated as cash flow hedges	(1.1)	9.8
Reclassification of net gain on cash flow hedges to income	(0.1)	(0.5)
Other comprehensive income	4.2	6.9
Comprehensive loss	(69.8)	(78.1)

Attributable to:
Shareholders of the Company	(73.2)	(73.8)
Non-controlling interest	3.4	(4.3)
Comprehensive loss	(69.8)	(78.1)

Condensed Consolidated Interim Statements of Financial Position
(in millions of Canadian dollars)

	June 30, 2024	July 2, 2023	March 31, 2024
Assets	$	$	$
Current assets		Reclassified	Reclassified
Cash	61.9	48.0	144.9
Trade receivables	50.4	50.9	70.4
Inventories	484.3	522.1	445.2
Income taxes receivable	31.0	6.6	28.0
Other current assets	57.4	76.9	52.3
Total current assets	685.0	704.5	740.8

Deferred income taxes	96.8	92.5	76.3
Property, plant and equipment	165.7	172.0	171.8
Intangible assets	133.6	133.1	135.1
Right-of-use assets	293.8	281.3	279.8
Goodwill	70.4	62.8	70.8
Other long-term assets	5.4	12.3	7.0
Total assets	1,450.7	1,458.5	1,481.6

Liabilities
Current liabilities
Accounts payable and accrued liabilities	144.3	178.6	177.7
Provisions	40.8	37.7	49.1
Income taxes payable	15.2	9.6	16.8
Short-term borrowings	36.8	48.4	9.4
Current portion of lease liabilities	82.5	75.3	79.9
Total current liabilities	319.6	349.6	332.9

Provisions	14.6	12.8	14.3
Deferred income taxes	10.7	12.3	17.2
Revolving Facility	53.3	—	—
Term Loan	391.5	383.0	388.5
Lease liabilities	262.2	252.6	250.6
Other long-term liabilities	43.4	62.6	54.6
Total liabilities	1,095.3	1,072.9	1,058.1

Equity
Equity attributable to shareholders of the Company	345.5	381.9	417.0
Non-controlling interests	9.9	3.7	6.5
Total equity	355.4	385.6	423.5
Total liabilities and equity	1,450.7	1,458.5	1,481.6

Condensed Consolidated Interim Statements of Cash Flows
(in millions of Canadian dollars)

	First quarter ended
	June 30, 2024	July 2, 2023
	$	$
Operating activities
Net loss	(74.0)	(85.0)
Items not affecting cash:
Depreciation and amortization	32.7	29.2
Income tax recovery	(26.1)	(29.2)
Interest expense	11.8	7.4
Foreign exchange gain	(1.9)	(4.7)
Gain on disposal of assets	—	(0.1)
Share-based payment	2.2	2.5
Remeasurement of put option	2.1	8.1
Remeasurement of contingent consideration	(10.7)	(1.0)
	(63.9)	(72.8)
Changes in non-cash operating items	(63.1)	(98.9)
Income taxes paid	(5.4)	(30.1)
Interest paid	(10.5)	(7.5)
Net cash used in operating activities	(142.9)	(209.3)
Investing activities
Purchase of property, plant and equipment	(2.2)	(5.2)
Investment in intangible assets	—	(0.2)
Initial direct costs of right-of-use assets	(0.1)	(0.3)
Net cash used in investing activities	(2.3)	(5.7)
Financing activities
Mainland China Facilities borrowings	16.6	12.6
Japan Facility borrowings	10.8	8.3
Term Loan repayments	(1.0)	(1.0)
Revolving Facility borrowings	54.3	—
Transaction costs on financing activities	(0.2)	—
Normal course issuer bid purchase of subordinate voting shares	—	(27.5)
Principal payments on lease liabilities	(20.8)	(13.4)
Net cash from (used in) financing activities	59.7	(21.0)
Effects of foreign currency exchange rate changes on cash	2.5	(2.5)
Decrease in cash	(83.0)	(238.5)
Cash, beginning of period	144.9	286.5
Cash, end of period	61.9	48.0

Non-IFRS Financial Measures and Other Specified Financial Measures
This press release includes references to certain non-IFRS financial measures such as adjusted EBIT, adjusted net income (loss) attributable to shareholders of the Company, net debt, and constant currency revenue and certain non-IFRS ratios such as, adjusted EBIT margin and adjusted net income (loss) per basic and diluted share attributable to the shareholders of the Company. These financial measures are employed by the Company to measure its operating and economic performance and to assist in business decision-making, as well as providing key performance information to senior management. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company’s operating and financial performance. These financial measures are not defined under IFRS nor do they replace or supersede any standardized measure under IFRS. Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures. Additional information, including definitions and reconciliations of non-IFRS financial measures to the nearest IFRS financial measure can be found in our MD&A for the first quarter and three month period ended June 30, 2024, under “Non-IFRS Financial Measures and Other Specified Financial Measures”. Such reconciliations can also be found in this press release under “Reconciliation of Non-IFRS Measures” below.
This press release also includes references to DTC comparable sales (decline) growth which is a supplementary financial measure defined as a rate of (decline) growth of sales on a constant currency basis from e-Commerce sites and stores which have been operating for one full year (12 successive fiscal months). The measure excludes store sales from both periods for the specific trading days when the stores were closed, whether those closures occurred in the current period or the comparative period.
Reconciliation of Non-IFRS Measures
The tables below reconcile net income to adjusted EBIT and adjusted net income attributable to shareholders of the Company for the periods indicated, and reconcile constant currency revenue to revenue across segments and geographies, and reconcile net debt for purposes of presenting its calculation. Adjusted EBIT margin is equal to adjusted EBIT for the period presented as a percentage of revenue for the same period.

	First quarter ended
CAD $ millions	June 30, 2024	July 2, 2023
Net loss	(74.0)	(85.0)
Add (deduct) the impact of:
Income tax recovery	(26.1)	(29.2)
Net interest, finance and other costs	3.2	14.5
Operating loss	(96.9)	(99.7)
Head office transition costs (a)	—	0.8
Transformation Program costs (d)	—	7.8
Paola Confectii Earn-Out costs (e)	0.9	0.0
Total adjustments	0.9	8.6
Adjusted EBIT	(96.0)	(91.1)
Adjusted EBIT margin	(109.0)%	(107.4)%

	First quarter ended
CAD $ millions	June 30, 2024		July 2, 2023
Net loss	(74.0)		(85.0)
Add (deduct) the impact of:
Head office transition costs (a) (b)	—		1.2
Japan Joint Venture remeasurement (gain) loss on contingent consideration and put option (c)	(8.6)		7.1
Transformation Program costs (d)	—		7.8
Paola Confectii Earn-Out costs (e)	0.9	—	—
Unrealized foreign exchange loss (gain) on Term Loan (f)	1.7		(2.2)
	(6.0)		13.9
Tax effect of adjustments	(0.4)		(1.8)
Deferred tax adjustment (g)	—		(0.5)
Adjusted net loss	(80.4)		(73.4)
Adjusted net loss attributable to non-controlling interest (h)	4.3		0.3
Adjusted net loss attributable to shareholders of the Company	(76.1)		(73.1)

Weighted average number of shares outstanding	96,611,725		103,710,762
Adjusted net loss per basic share attributable to shareholders of the Company	$(0.79)		$(0.70)
1.Subordinate voting shares issuable on exercise of stock options are not treated as dilutive if including them would decrease the loss per share. For the first quarter ended June 30, 2024, 1,138,989 potentially dilutive shares have been excluded from the calculation of diluted loss per share because their effect was anti-dilutive (first quarter ended July 2, 2023 - 788,450 shares).
(a)Costs incurred for the corporate head office transition, including depreciation on right-of-use assets.
(b)Corporate head office transition costs incurred in (a) as well as $nil of interest expense on lease liabilities for the first quarter ended June 30, 2024 (first quarter ended July 2, 2023 - $0.4m).
(c)Changes to the fair value remeasurement of the contingent consideration and put option liability, inclusive of translation gains and losses, related to the Japan Joint Venture. The Company recorded a gain of $8.6m on the fair value remeasurement of the contingent consideration and put option during the first quarter ended June 30, 2024 (first quarter ended July 2, 2023 - loss of $7.1m). These gains and losses are included in net interest, finance and other costs within the interim statements of loss.
(d)Transformation Program costs includes consultancy fees of $7.8m for the first quarter ended July 2, 2023.
(e)Additional consideration payable to the controlling shareholders of Paola Confectii SRL (“PCML Vendors”) if certain performance conditions are met based on financial results (“Earn-Out”) related to the acquisition of Paola Confectii SRL, recognized as renumeration expense.
(f)Unrealized gains and losses on the translation of the term loan facility from USD to CAD, net of the effect of derivative transactions entered into to hedge a portion of the exposure to foreign currency exchange risk. These costs are included in net interest, finance and other costs within the interim statements of loss.
(g)Deferred tax adjustment recorded as the result of Swiss tax reform in Canada Goose International AG.
(h)Calculated as net income (loss) attributable to non-controlling interest within the interim statements of loss of $4.3m for the put option liability and contingent consideration revaluation related to the non-controlling interest within the Japan Joint Venture for the first quarter ended June 30, 2024. Net loss attributable to non-controlling interest within the interim statements of loss of $3.9m less $(3.6)m for the gross margin adjustment and the put option liability and contingent consideration revaluation related to the non-controlling interest within the Japan Joint Venture for the first quarter ended July 2, 2023.
(i)Calculated as depreciation and amortization as determined in accordance with IFRS, less the depreciation impact for corporate head office transition costs (a) in the first quarter ended July 2, 2023. Depreciation and amortization includes depreciation on right-of-use assets under IFRS 16, Leases.

Revenue By Segment

	First quarter ended		$ Change			% Change
CAD $ millions	June 30, 2024	July 2, 2023	As reported	Foreign exchange impact	In constant currency	As reported	In constant currency
DTC	63.1	55.8	7.3	(0.4)	6.9	13.1%	12.4%
Wholesale	16.0	27.1	(11.1)	(0.2)	(11.3)	(41.0)%	(41.7)%
Other	9.0	1.9	7.1	—	7.1	373.7%	373.7%
Total revenue	88.1	84.8	3.3	(0.6)	2.7	3.9%	3.2%
Revenue by Geography

	First quarter ended		$ Change			% Change
CAD $ millions	June 30, 2024	July 2, 2023	As reported	Foreign exchange impact	In constant currency	As reported	In constant currency
Canada	21.9	23.5	(1.6)	—	(1.6)	(6.8)%	(6.8)%
United States	18.5	18.1	0.4	(0.1)	0.3	2.2%	1.7%
North America	40.4	41.6	(1.2)	(0.1)	(1.3)	(2.9)%	(3.1)%
Greater China[1]	21.9	19.5	2.4	(0.3)	2.1	12.3%	10.8%
Asia Pacific (excluding Greater China1)	8.9	5.0	3.9	0.1	4.0	78.0%	80.0%
Asia Pacific	30.8	24.5	6.3	(0.2)	6.1	25.7%	24.9%
EMEA[2]	16.9	18.7	(1.8)	(0.3)	(2.1)	(9.6)%	(11.2)%
Total revenue	88.1	84.8	3.3	(0.6)	2.7	3.9%	3.2%
1.Greater China comprises Mainland China, Hong Kong, Macau, and Taiwan.
2.EMEA comprises Europe, the Middle East, Africa, and Latin America.
Indebtedness

CAD $ millions	June 30, 2024	July 2, 2023	$ Change	March 31, 2024	$ Change
Cash	61.9	48.0	13.9	144.9	(83.0)
Mainland China Facilities	(16.6)	(22.4)	5.8	—	(16.6)
Japan Facility	(16.2)	(22.0)	5.8	(5.4)	(10.8)
Revolving Facility	(54.3)	—	(54.3)	—	(54.3)
Term Loan	(396.0)	(387.6)	(8.4)	(393.1)	(2.9)
Lease liabilities	(344.7)	(327.9)	(16.8)	(330.5)	(14.2)
Net debt	(765.9)	(711.9)	(54.0)	(584.1)	(181.8)